Filed by Eli Lilly and Company

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

On February 8, 2019, the following communication was made available to Lilly employees.

Lilly to Initiate Divestiture of its Remaining Interest in Elanco Animal Health

•                  Lilly announced the details of an exchange offer for the divestiture of its remaining interest in Elanco Animal Health.

•                  Lilly shareholders will have an opportunity to exchange their shares of Lilly common stock for Elanco common stock.

•                  Q&A below recaps key information about the exchange offer and the transition of Elanco to an independent company.

Today, Lilly announced it will initiate an exchange offer to divest its remaining interest in Elanco Animal Health. The exchange offer is currently anticipated to be completed in the first half of March.

The exchange offer will give Lilly shareholders an opportunity to exchange their shares of Lilly common stock for shares of Elanco common stock. The offer is voluntary and no action is necessary for Lilly shareholders that choose not to participate and retain their existing shares.

The decision follows the completion of a strategic review of Elanco, in which Lilly initiated the process of separating Elanco from Lilly through an initial public offering (IPO). Elanco completed its IPO in September 2018, with Lilly retaining 80.2 percent ownership.

“We believe now is the right time to finalize the separation, let Elanco chart its future as a standalone company, and focus Lilly on our core mission to create human medicines that make life better for people around the world,” said Dave Ricks, chairman and CEO.

How do I get more information about the exchange offer?

Employees in the U.S. and Puerto Rico who own shares of Lilly common stock, including savings plan participants, will receive information by mail. Elanco and Lilly employees located outside the U.S. may consult with the financial institution that holds their shares to understand if they are eligible and, if interested, how to participate in the exchange offer.

Will the announcement of Lilly’s intent to divest its remaining interest in Elanco have any effect on outstanding equity awards for Lilly or Elanco employees?

Generally, there is little impact to outstanding equity awards for Lilly employees. For Elanco employees, outstanding equity awards after the divestiture will convert to Elanco-based equity awards with the same vesting dates. Lilly and Elanco employees with outstanding equity awards will receive a communication with more information in the coming week.

What changes today?

Nothing immediately. In the coming months, Elanco will continue to build the infrastructure necessary to operate independently from Lilly, including its own processes and systems. During this period, Lilly will continue to provide services to Elanco under Transition Service Agreements (TSAs), which may last up to another two years. Under these agreements, Lilly employees will continue to support Elanco processes, employees, and systems.

Will Elanco employees continue to work at or have access to Lilly facilities?

It varies by location. Elanco employees who are hosted at Lilly sites around the world will continue to have access until the agreed upon exit date. In facilities where access will be restricted upon divestiture — including Lilly Corporate Center, Lilly Technology Center and MQ Learning Center — Elanco employees will no longer have unescorted access. There will be an exception list for those who need access to fulfill the TSA.

Can employees still transfer between Lilly and Elanco?

Once the exchange offer is complete, there will no longer be internal movement between Lilly and Elanco. Movement will be managed as an external applicant. If an employee is interested in a position within the other company, the candidate would apply through the respective company’s external site.

Questions or concerns about this article? Contact Employee Communications.

RELATED CONTENT

You can read the press release with today’s announcement here.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the registration statement, including the prospectus forming a part thereof, and other exchange offer documents to be  filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents also may be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.